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                              September 6, 2023

       Lori Bisson
       Chief Executive Officer
       Autonomix Medical, Inc.
       21 Waterway Avenue, Suite 300
       The Woodlands, TX 77380

                                                        Re: Autonomix Medical,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed August 22,
2023
                                                            File No. 024-12296

       Dear Lori Bisson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1 A

       Summary, page 4

   1. We note that, in response to comment 2, you revised your disclosure to state that the platform "appears to
detect and differentiate neural signals with up to 3,000 times greater sensitivity" (emphasis
added). Please revise this statement, here and on pages 35, 37, and
                                                        39, as this statement
implies that your product candidate is effective. We do not object to the objective data set
forth in your Business section on page 37.
       Risk Factors
       Concentration of ownership of our common stock . . ., page 23

   2. We note your revised disclosure and response to comment 5 that you do not believe you
 Lori Bisson
FirstName
AutonomixLastNameLori
            Medical, Inc. Bisson
Comapany 6,
September  NameAutonomix
              2023           Medical, Inc.
September
Page 2     6, 2023 Page 2
FirstName LastName
         will be considered a "controlled company" as defined by the Nasdaq Stock Market. We also note, however, in your table of beneficial ownership on page 65, that following a
         $5M offering, the Company's officers and directors as a group will own more than 50% of the outstanding common stock. Please revise your disclosure to include a risk factor that discusses the potential to be a "controlled company" and the effect, risks and uncertainties of such a designation. In addition, please amend your disclosure to state, as you do in your response, that to the extent the company were to be a "controlled company," it does not intend to rely on any exemptions granted to such companies. Liquidity and Capital Resources, page 36

3. We note your response to comment 7, including your revised disclosure that "[t]he amount invested was convertible into equity instruments that were issued upon the closing of a subsequent equity financing or a corporate transaction . . . of at least $2 million with a pre-
         money valuation of not more than $35,000,000," and "[i]n March 2022, the SAFE instrument converted into 200,000 shares of our common stock at $2 per share." Please briefly describe the subsequent equity financing or corporate transaction that triggered the conversion of the SAFE into equity instruments.
The Autonomix Solution, page 39

4. We note your revised disclosure in response to comment 10. Please revise to further explain the details of the device and the functions of each of the antenna, chipset, amplifier, converter, and multiplexer, as they work to detect signals within the catheter wires. For example, please explain what the proprietary chipset does and how it replaces the machine depicted in the image on page 39.
Regulatory Pathway, page 44

5. We note your additional disclosure regarding your proof of concept trials in Poland in response to comment 12. Please include risk factor disclosure indicating that the FDA may require you to conduct additional trials if it does not accept data from your international trials or believes that additional data is necessary to supplement your trial data. This disclosure should include a statement that additional trials may be costly and time-consuming.
License Agreement, page 53

6. We note your response to comment 15 and reissue in part. Please amend your filing to disclose any fees paid by the licensee to the company and any revenue generated under the license agreement to date. Also, please amend your risk factors to disclose any risks related to dilution from the issuance of the shares in lieu of a termination fee. Finally, please file the license agreement and related termination agreement as exhibits to your offering statement, or tell us why you believe you are not required to do so.
 Lori Bisson
Autonomix Medical, Inc.
September 6, 2023
Page 3

       You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

FirstName LastNameLori Bisson                             Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameAutonomix Medical, Inc.
                                                          Services
September 6, 2023 Page 3
cc:       Cavas S. Pavri
FirstName LastName